                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 11)*

                                TEKTRONIX, INC.
           _________________________________________________________
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
        ________________________________________________________________
                         (Title of Class of Securities)

                                   879131100
                         _____________________________
                                 (CUSIP Number)

                             Stephen M. Vine, Esq.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                        65 East 55th Street, 33rd Floor
                           New York, New York  10022
                                 (212) 872-1000
       _________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 23, 1994
                    _______________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 9 Pages
                              Exhibit Index: None

                                  SCHEDULE 13D

CUSIP NO. 879131100                                         PAGE 2 OF 9 PAGES



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 Quantum Industrial Partners LDC

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  / /
                                                   b.  /X/

3        SEC Use Only

4        Source of Funds*

                 WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 Cayman Islands

                          7       Sole Voting Power
  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 0
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           1,530,300

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*             / /

13       Percent of Class Represented By Amount in Row (11)

                                   5.0%

14       Type of Reporting Person*

                 IC, OO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 879131100                                         PAGE 3 OF 9 PAGES



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 QIH Management Investor, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  / /
                                                   b.  /X/

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 Delaware

                          7       Sole Voting Power
  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 1,530,300
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           1,530,300

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                           1,530,300


12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*              / /

13       Percent of Class Represented By Amount in Row (11)

                                   5.0%

14       Type of Reporting Person*

                 IA; PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 879131100                                         PAGE 4 OF 9 PAGES



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 QIH Management, Inc.

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  / /
                                                   b.  /X/

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 Delaware

                          7       Sole Voting Power
  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 1,530,300
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           1,530,300

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           1,530,300

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                / /

13       Percent of Class Represented By Amount in Row (11)

                                   5.0%

14       Type of Reporting Person*

                 IA; CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 879131100                                        PAGE 5 OF 9 PAGES



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 George Soros

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  / /
                                                   b.  /X/

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 United States

                          7       Sole Voting Power
  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 1,530,300
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           1,530,300

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           1,530,300

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                / /

13       Percent of Class Represented By Amount in Row (11)

                                   5.0%

14       Type of Reporting Person*

                 IA; IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 879131100                                         PAGE 6 OF 9 PAGES



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 Purnendu Chatterjee

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  / /
                                                   b.  /X/

3        SEC Use Only

4        Source of Funds*

                 AF, PF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 United States

                          7       Sole Voting Power
  Number of                                811,439
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 1,530,300
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  811,439
    With
                          10      Shared Dispositive Power
                                           1,530,300

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                           2,341,739


12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                / /

13       Percent of Class Represented By Amount in Row (11)

                                   7.65%

14       Type of Reporting Person*

                 IA; IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                 This Amendment No. 11 to Schedule 13D relates to Shares (the "Shares") of Common Stock, no par value, issued by Tektronix, Inc. (the "Issuer"). This Amendment No. 11 further amends the initial statement on
Schedule 13D dated March 13, 1992 and all subsequent amendments thereto (the "Initial Statement") and is being filed to report the recent transfer of certain of the Shares reported as directly owned by Mr. Soros to a charitable foundation. Capitalized terms used herein and not otherwise defined herein shall have the meaning given to them in the Initial Statement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.


         (a) The aggregate number of Shares beneficially owned by the Reporting Persons is 2,341,739 (approximately 7.65% of the Shares outstanding).

                 i) QI Partners is the beneficial owner of 1,530,300 Shares (approximately 5.0% of the total Shares outstanding).

                 ii) QIHMI, by reason of the investment authority it shares with Dr. Chatterjee with respect to the Shares, may be deemed the beneficial owner of the 1,530,300 Shares held by QI Partners.

                 iii) QIHMI Management, Inc., as the sole general partner of QIHMI, may be deemed the beneficial owner of the 1,530,300 Shares held by QI Partners.

                 iv) Mr. Soros, as the sole shareholder of QIHMI Management, Inc., may be deemed the beneficial owner of the 1,530,300 Shares held by QI Partners. Mr. Soros expressly disclaims beneficial ownership of the Shares held by Dr. Chatterjee, Winston and the Open Society Institute (as described in paragraph (c) of this Item 5).

                 v) Dr. Chatterjee may be deemed the beneficial owner of 2,341,739 Shares (approximately 7.65% of the Shares outstanding). This number includes: (a) 184,989 shares owned directly by Dr. Chatterjee, (b) 626,450 Shares owned by Winston and (c) the 1,530,300 Shares held by QI Partners. Dr. Chatterjee expressly disclaims beneficial ownership of the Shares held by the Open Society Institute.

         (b)     i)       Mr. Soros, as the sole shareholder of QIHMI
Management, Inc., and Dr. Chatterjee, by virtue of his investment discretion with respect to the Shares, have shared voting power with respect to the 1,530,300 Shares owned by QI Partners.

                 ii) Dr. Chatterjee has sole voting power with respect to both the 184,989 shares owned directly by him and the 626,450 Shares owned by Winston, of which Dr. Chatterjee is the sole general partner.

         (c) On December 23, 1994 Dr. Chatterjee was allocated 134,689 of the shares held of record in the name of Mr. Soros, in accordance with the terms of the partnership agreement between Mr. Soros and Dr. Chatterjee providing for the allocation of profits or losses on Shares purchased with funds provided by Mr. Soros, and such Shares were transferred to Dr. Chaterjee.

                 On December 23, 1994, Mr. Soros donated the 1,142,611 Shares directly owned by him to Soros Humanitarian Foundation, a charitable foundation of which Mr. Soros serves as one of the trustees, Mr. Soros received no consideration for the Shares.

                 On December 28, 1994, Soros Humanitarian Foundation donated the 1,142,611 Shares that it had received form Mr. Soros to the Open Society Institute, a charitable foundation of which Mr. Soros serves as one of the trustees. The Soros Humanitarian Foundation received no consideration for the Shares.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                 (a) Power of Attorney, dated July 30, 1992, granted by Dr. Chatterjee in favor of Mr. W. James Peet (filed as Exhibit B to Amendment No. 5 and incorporated herein by reference).

                 (b) Joint Filing Agreement, dated as of April 15, 1994, by and among Quantum Industrial Partners LDC, QIH Management Investor, L.P., QIH Management, Inc., Mr. George Soros and Dr. Chatterjee (filed as Exhibit H to Amendment No. 9 and incorporated herein by reference).

                 (c) Power of Attorney (and related resolutions), dated April 7, 1994, granted by Quantum Industrial Partners LDC in favor of George Soros, Gary Gladstein and Sean Warren (filed as Exhibit I to Amendment No. 9 and incorporated herein by reference).

                 (d) Power of Attorney, dated December 11, 1991, granted by Mr. George Soros in favor of Mr. Sean C. Warren (Filed as Exhibit C to the Initial Statement and incorporated herein by reference).

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  January 3, 1995            QUANTUM INDUSTRIAL PARTNERS LDC


                                     By:  /c/ Sean C. Warren
                                          --------------------------------
                                          Sean C. Warren
                                          Attorney-in-Fact


Date:  January 3, 1995            QIH MANAGEMENT INVESTOR, L.P.

                                     By:  QIH MANAGEMENT, INC., general partner

                                          By:  /s/ Sean C. Warren
                                               --------------------------------
                                               Sean C. Warren
                                               Vice President


Date:  January 3, 1995            QIH MANAGEMENT, INC.

                                     By:  /s/ Sean C. Warren
                                          --------------------------------
                                          Sean C. Warren
                                          Vice President


Date:  January 3, 1995            GEORGE SOROS

                                     By:  /s/ Sean C. Warren
                                          --------------------------------
                                          Sean C. Warren
                                          Attorney-in-Fact


Date:  January 3, 1995            PURNENDU CHATTERJEE

                                     By:  /s/ James Peet
                                          --------------------------------
                                          James Peet
                                          Attorney-in-Fact